Exhibit 99.1

Magic Empire Global Limited Announces Pricing of US$3 Million Registered Direct Offering

Hong Kong, September 28, 2026 (GLOBE NEWSWIRE) — Magic Empire Global Limited (NASDAQ: MEGL) (the “Company”) today announced the pricing of a registered direct offering (the “Offering”) of 2,678,572 units (each a “Unit”) at an offering price of US$1.12 per Unit.

Each Unit consists of one Class A ordinary share of the Company, no par value (each, a “Class A Ordinary Share”) and one warrant to purchase one Class A Ordinary Share (or up to nine Class A Ordinary Shares pursuant to the alternative cashless exercise (zero exercise price option) (each, a “Warrant”). Each Warrant will have an exercise price of US$1.12 per Class A Ordinary Share and will be exercisable beginning on the issuance date and ending on the one-year anniversary of the issuance date.

The Company expects to receive aggregate gross proceeds of US$3 million from the Offering, before deducting placement agent commissions and other estimated expenses payable by the Company, excluding the exercise of any Warrant offered.

The Offering is expected to close on or about September 29, 2026, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from this Offering for working capital and general corporate purposes.

Chaince Securities, LLC is acting as the Sole Placement Agent for the Offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-298796), as amended, previously filed and declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a prospectus forming part of the effective registration statement. A final prospectus related to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus may be obtained, when available, from Chaince Securities, LLC at info@chaincesecurities.com.

About Magic Empire Global Limited

Established in 2016, Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) corporate services. For more information, please visit the Company’s website at https://www.meglmagic.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chaince Securities, LLC

1251 Avenue of the Americas, 41st Floor

New York, NY 10020

www.chaincesecurities.com

info@chaincesecurities.com

Magic Empire Global Limited

Suite 5A, 15/F, Sino Plaza

255-257 Gloucester Road

Causeway Bay, Hong Kong

Main Phone: + 852 2889 8778

www.meglmagic.com

Wangmei@megltech.com